Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, PA 15317

VIA FEDERAL EXPRESS

October 25, 2004

Carl Icahn
Icahn & Company
c/o High River Limited Partnership
1 Wall Street Court, Suite 980
New York, NY 10005

Dear Mr. Icahn:

I am writing to request additional and detailed information regarding the short positions that you and/or your affiliates hold in King stock. As you know, these short positions were not disclosed in your Schedule 13Ds, and the very limited information in your proxy statement is not adequate for us to assess the impact of these positions.

Accordingly, we ask that, within five business days of the date of this letter, you provide in writing:

•	the date or dates on which the short positions in King stock were acquired, the names of your affiliates and the nature of their affiliation with you, the number of shares covered by each short position and the price for each short position; and

•	whether you or any of your affiliates, including the hedge fund that you have recently announced you are launching, hold any other long or short positions in King stock, and if so, all information relating to such positions.

In addition, as you may be aware, by letter dated October 19, 2004, addressed to John C. Leonard of UBS Global Asset Management (“UBS”), we made an inquiry into the relationship between UBS or any of its affiliates and you. Although we have not formally received a reply from UBS given that the requested five-business day deadline does not expire until Wednesday, October 27, we likewise wanted to make a similar inquiry of you.

Accordingly, we respectfully request that you disclose to us in writing, within five business days of the date of this letter, any business relationships, transactions, dealings, agreements and/or understandings you have with UBS or any of its affiliates or their respective employees or representatives with regard to the acquisition, ownership, disposition and/or voting of Mylan stock and/or the pending King acquisition.

In particular, at a minimum, we ask that you provide us with the following information:

•	disclosure of the full extent of any relationships you or any of your affiliates have with UBS or any of its affiliates or their respective employees or representatives, including details with regard to any agreement, arrangement or understanding, whether or not in writing;

•	whether UBS or any of its affiliates or their respective employees or representatives is assisting you or any of your affiliates in any way in soliciting proxies against the current King transaction and, if so, the material feature of any arrangements, including fees; and

•	whether UBS or any of its affiliates or their respective employees or representatives is acting as a financial advisor or in any other advisory capacity to you or any of your affiliates and, if so, the material features of any arrangements, including fees.

We would appreciate your prompt attention to this matter.

Sincerely,

/s/ Stuart A. Williams

Stuart A. Williams
Chief Legal Officer

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Forward-Looking Statements:

This communication includes statements that constitute “forward-looking statements”, including with regard to the King transaction. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission (the “SEC”). Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date hereof.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger, Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at www.kingpharm.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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